February 17, 2011

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Christopher F. Chase

Re:	Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize)
and co-registrants
Registration Statement on Form F-4
File No. 333-171613

Dear Mr. Chase:

Etablissements Delhaize Frères et Cie “Le Lion” (Groupe Delhaize) and the co-registrants (collectively the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the effective date for the above-captioned Registration Statement be accelerated to February 18, 2011 at 12:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Registrants may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call Scott D. McKinney at Hunton & Williams LLP at (202) 419-2170.

Very truly yours,

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

By:	/s/ A. M. Silva Gonzalez
A. M. Silva Gonzalez
Vice President - Treasury

DELHAIZE AMERICA, LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Vice President

DELHAIZE US HOLDING, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Assistant Secretary

FOOD LION, LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Senior VP and Secretary

J.H. HARVEY CO., LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Vice President and Secretary

FL FOOD LION, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Secretary

RISK MANAGEMENT SERVICES, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Secretary

HANNBRO COMPANY

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

HANNAFORD BROS. CO.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Vice President and Secretary

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Assistant Secretary

KASH N’ KARRY FOOD STORES, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary and Assistant Treasurer

BONEY WILSON & SONS, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

HANNAFORD LICENSING CORP.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary

VICTORY DISTRIBUTORS, INC.

By:	/s/ Lisa K. Toner
Lisa K. Toner
Secretary